[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

December 29, 2017

VIA EDGAR
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

RE:	Third Avenue Trust - N-1A Filing

Ladies and Gentlemen:

 On behalf of Third Avenue Trust (the “Trust”), we are enclosing herewith for filing a Post-Effective Amendment to the Registrant's Registration Statement on Form N-1A.

The enclosed Registration Statement represents Post-Effective Amendment No. 44 to the Registration Statement on Form N-1A of the Trust (the “Amendment”). The enclosed Amendment is being filed pursuant to Rule 485(a)(1) under the Securities Act of 1933 (the “1933 Act”), to become effective automatically on March 1, 2018. The Amendment is being filed in connection with the Trust's annual update to its Registration Statement, and to register Z Class Shares of Third Avenue Value Fund, Third Avenue Small-Cap Value Fund and Third Avenue Real Estate Value Fund.

If you have any questions or require any further information with respect to this filing, please call me at (416) 777-4727 or Michael K. Hoffman at (212) 735-3406.

Best regards,
/s/ Steven Grigoriou
Steven Grigoriou